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                          UNITED STATES             ---------------------------
                SECURITIES AND EXCHANGE COMMISSION  |OMB Number: 3235-0145    |
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                          SCHEDULE 13D              ---------------------------


                  Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                           BURRARD TECHNOLOGIES, INC.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   122664 10 5
                     ______________________________________
                                 (CUSIP Number)

                  ADVANCED TECHNOLOGIES DEVELOPMENT CO. LIMITED
                    POB 472 and 504, 50 Town Range, Gibraltar

                                 230 251 54 15]
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                DECEMBER 18, 2001
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 122664 10 5
________________________________________________________________________________


1. Names of Reporting Persons: ADVANCED TECHNOLOGIES DEVELOPMENT CO. LIMITED I.R.S. Identification Nos. of above persons (entities only): N/A

________________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     [_]
(b)     [_]

________________________________________________________________________________

3.     SEC  Use  Only:

________________________________________________________________________________

4.     Source of Funds (See  Instruction):     OO  (SHARE  EXCHANGE)

________________________________________________________________________________

5.     Check  if  Disclosure  of Legal Proceedings is Required Pursuant to Items
       2(d)  or  2(e):     [         ]

________________________________________________________________________________

6.     Citizenship  or  Place  of  Organization:     GIBRALTAR

________________________________________________________________________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:          3,800,000  SHARES

8.     Shared Voting Power:        NIL  SHARES

9.     Sole Dispositive Power:     3,800,000  SHARES

10.    Shared Dispositive Power:   NIL  SHARES

________________________________________________________________________________

11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
        3,800,000  SHARES

________________________________________________________________________________

12.     Check  if  the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions):     [         ]

________________________________________________________________________________

13.     Percent of Class Represented by Amount in Row (11):   21.5%

________________________________________________________________________________

14.     Type of Reporting Person (See  Instructions):    CO


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CUSIP No. 122664 10 5
________________________________________________________________________________


ITEM  1.     SECURITY  AND  ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Burrard Technologies Inc., a Nevada Corporation (the "Issuer") and is being filed by Advanced Technologies Development Co. Limited (the "Reporting Person"). Prior to December 18, 2001, the Issuer's principal executive offices were located at Suite 501, 1281 West Georgia Street, Vancouver, BC V6C 3E8. The Issuer's current principal executive officers are located at 3, Avenue des Baumettes, Renens, Switzerland.


ITEM  2.     IDENTITY  AND  BACKGROUND

(a) Name. The name of the Reporting Person is Advanced Technologies Development Co. Limited, a corporation incorporated pursuant to the laws of Gibraltar.

(b) Business Address. The business address of the Reporting Person is POB 472 and 504 Town Range, Gibraltar.

(c)  Occupation  and  Employment.  Not  applicable.

(d) Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship.  Not  applicable.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

The Reporting Person was issued 3,800,000 shares of the Issuer (the "Acquisition Shares") in exchange for the sale and transfer of 500 shares in Technocall SA ("Technocall"), representing a 50.0% interest in Technocall, to the Issuer on December 18, 2001 in accordance with an acquisition agreement entered into on December 4, 2001 and dated for reference November 23, 2001 (the "Acquisition Agreement"). Pursuant to the terms of the Acquisition Agreement, the Issuer acquired all of the outstanding shares of Technocall SA in consideration for the issuance of an aggregate of 7,600,000 shares of the Issuer's common stock. Upon completion of the acquisition, Technocall SA became a wholly-owned subsidiary of the Issuer.


ITEM  4.     PURPOSE  OF  TRANSACTION

The Reporting Person was issued the Acquisition Shares in exchange for the sale and transfer of 500 shares in Technocall SA ("Technocall"), representing a 50.0% interest in Technocall, to the Issuer on December 18, 2001 in accordance with the Acquisition Agreement. Pursuant to the terms of the Acquisition Agreement, the Issuer acquired all of the outstanding shares of Technocall SA in


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CUSIP No. 122664 10 5
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consideration  for  the  issuance  of  an  aggregate  of 7,600,000 shares of the
Issuer's common stock. Upon completion of the acquisition, Technocall SA became a wholly-owned subsidiary of the Issuer. As a consequence of the acquisition of Technocall, the former shareholders of Technocall are now deemed to be in control of the Issuer.

As a result of the acquisition of Technocall, the Issuer intends to restructure its business to focus on the Business of Technocall. Technocall offers a wide range of exclusive engineering solutions for the following markets: wastewater treatment industry, farming industry, and potabilization industry. Technocall was founded in 1992. Its purpose was the commercialization and distribution of telecommunications products. Today, Technocall is specialized in the research and development of solutions using advanced technology. Technocall has developed an important program of fundamental research and development related to the electronic and computer intelligence applied to the treatment of water (wastewater, farmining industry and potabilization). In the beginning of September 2001, Technocall focused more essentially on the commercialization of electronic components for water treatment solutions adapted to these markets.

Upon completion of the acquisition of Technocall, Fernand Leloroux and Cyril Heitzler have been appointed to the Issuer's Board of Directors. Mr. Leloroux is the president of Technocall.

In addition, it is anticipated that the Issuer may acquire through a stock-for-stock exchange or merger transaction, Cartis Inc., a Florida corporation.

Other than as set forth above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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CUSIP No. 122664 10 5
________________________________________________________________________________


(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)  any  action  similar  to  any  of  those  enumerated  above.


ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.


(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 3,800,000 shares of Common Stock of the Issuer, representing approximately 21.5% of the Issuer's common stock (based upon 17,662,000 shares of common stock outstanding at December 18, 2001).

(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)  Certain  Rights  of  Other  Persons.  Not  applicable.

(e)  Date  Ceased  to  be  a  5%  Owner.  Not  applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

    Exhibit                       Description
    -------                       -----------
       1 Share purchase agreement between Burrard Technologies, Inc., Technocall SA and Advanced Technologies Development Co. Ltd., Rocasoprane Ltd. and Axiom S.A. entered into on December 4, 2001 and dated for reference November 23, 2001


                                    Page 5 of 6

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CUSIP No. 122664 10 5
________________________________________________________________________________




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       18/12/2001
                                       _______________________________________
                                       Date

                                       /s/ Herve Gallion
                                       _______________________________________
                                       Signature of Authorized Signatory

                                       HERVE GALLION
                                       _______________________________________
                                       Name/Title of Authorized Signatory

                                       ADVANCED  TECHNOLOGIES
                                       DEVELOPMENT  CO.  LIMITED
                                       _______________________________________
                                        Name  of  Reporting  Person



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